June 30, 2016	Owen J. Pinkerton 202-216-4812 opinkerton@mmmlaw.com www.mmmlaw.com

VIA EDGAR

Dominic Minore, Esq.

Senior Counsel

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	NexPoint Real Estate Strategies Fund (the “Fund”)

Pre-Effective Amendment No. 2 to Registration Statement on Form N-2

File Nos. 333-209022; 811-23129

Dear Mr. Minore:

On behalf of NexPoint Real Estate Strategies Fund (the “Fund”), please find a supplemental response to the comment provided by the Commission’s staff (the “Staff”) delivered orally on June 29, 2016.

On behalf of the Fund, we respond to the specific comments of the Staff as follows:

General

1.

With respect to Mr. Honis, please provide a further analysis as to why he should be treated as a non-interested person of the Fund. Specifically, address why his prior position as partner of an investment adviser affiliated with NexPoint Advisors, L.P. within the last two completed fiscal years would not make him an interested person of the Fund.

Response: The Fund treats Mr. Honis as an independent trustee because the Fund believes that Mr. Honis is not an “interested person” of the Fund under Section 2(a)(19) of the 1940 Act. Neither Mr. Honis’ past employment and nor his current service as trustee of certain affiliates of NexPoint Advisors, L.P. (the “Investment Adviser”) makes him an interested person of the Fund under Section 2(a)(19).

Section 2(a)(19)(B)(vii) of the 1940 Act states that an interested person of another person means “any natural person whom the Commission by order shall have determined to be an interested person by reason of having had at any time since the beginning of the last two completed fiscal years of such investment company a material business or professional relationship with such investment adviser or principal underwriter or with the principal executive officer or any controlling person of such investment adviser or principal underwriter” (emphasis added).

In its 1999 interpretive release (Matters Concerning Independent Directors of Investment Companies, Release No. IC-24083, October 14, 1999), the Staff stated that it “believes that a fund director may be treated as “interested” if he or she currently holds or held, at any time since the beginning of the last two completed fiscal years of the fund (the “two-year period”), certain positions with a Specified Entity.” The release goes on to define a “Specified Entity” as “the fund, its principal executive officer, the investment adviser and principal underwriter of the fund, the principal executive officer of the investment adviser or principal underwriter, or any controlling person of the investment adviser or principal underwriter, any other fund with the same investment adviser or principal underwriter, and the principal executive officer of such other fund.” It further states that, “a fund director who at any time during the two-year period also was a director, officer or employee of a current or former holding company of the fund’s investment adviser may be treated as interested by reason of a material business or professional relationship with the controlling person of the fund’s adviser (a Specified Entity).”

The entity by which Mr. Honis was employed and the entity from which he was, as of December 31, 2015, entitled to receive aggregate severance and/or deferred compensation payments from is an affiliate or ‘sister company’ of the Investment Adviser; however, it is not an investment adviser or principal underwriter of the Fund or the principal executive officer or any controlling person of such investment adviser or principal underwriter within the meaning of Section 2(a)(19)(B)(vii), nor is it a Specified Entity with respect to the Investment Adviser for purposes of Section 2(a)(19)(B)(vii). Because Mr. Honis’s relationship is with an entity that is an affiliate of, but not a Specified Entity with respect to, the Investment Adviser, the Fund does not believe an analysis of whether the deferred compensation paid to Mr. Honis should be considered a “material business or professional relationship” is applicable.

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If you have any questions, please do not hesitate to contact the undersigned at (202) 216-4812.

Sincerely,

MORRIS, MANNING & MARTIN, LLP

/s/ Owen J. Pinkerton

Owen J. Pinkerton, Esq.

cc:	Heath D. Linsky, Esq.

Brian Mitts

Brian D. McCabe, Esq., Ropes & Gray LLP

Jessica L. Reece, Esq., Ropes & Gray LLP